July 31, 1998


                QUARTERLY REPORT TO THE LIMITED PARTNERS
                     OF DSI REALTY INCOME FUND VI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1998, and 1997, total revenues increased 9.9% from $630,789 to $693,141 and total expenses increased 7.5% from $400,985 to $431,201. As a result, net income increased 14.0% from $229,804 for the three month period ended June 30, 1997, to $261,940 for the same period in 1998. The revenue increase can be attributed to an increase in rental income as a result of higher occupancy and unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 87.7% for the three month period ended June 30, 1998, compared to 85.8% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $23,400 (6.9%) primarily due to increases in maintenance and repair, real estate tax, salaries and wage expenses and property management fees. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $6,800 (10.6%) primarily as a result of an increase in incentive management fees. Incentive management fees, which are based on cash available for distribution, increased as a result of the increase in net income. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities.

For the six month periods ended June 30, 1998, and 1997, total revenues increased 8.3% from $1,247,285 to $1,350,230 and total expenses increased 3.5% from $789,107 to $816,732. As a result, net income increased 16.5% from $458,178 for the six months ended June 30, 1997, to $533,858 for the same period in 1998. The reason for the increase in revenues is the same as discussed above for the three-month period. Operating expenses increased approximately $16,500 (2.5%) primarily due to increases in property management fees, real estate tax expenses and salaries and wages, partially offset by decreases in repairs and maintenance expenses and yellow pages advertising costs. The reason for the increase in property management fees was discussed above. General and adminstrative expenses increased approximately $10,400 (8.0%) primarily as a result of an increase in incentive management fees. Incentive management fees, which are based on cash available for distribution, increased as a result of the increase in net income.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund VI
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President